2008 ANNUAL REPORT



Received SEC
FEB 1 3 2009
Washington, DC 20549

GENCOR
INDUSTRIES INC.
ONE COMPANY • ONE SOURCE • ONE SOLUTION

A Message from Management

For most of America's industry the year 2008 was a year of significant turbulence and challenge, and a period where many negative influences were permeating into our nation's economic body, but because of the ongoing strong trade activity in most sectors of our economy, the negative influences were obscured – or largely ignored until the last quarter when they burst out as full fledged epidemics. The outcome remains to be seen in the next year and beyond.

In this year of contradictions and uncertainty Gencor managed to achieve a reasonably good performance. Net revenues from our core products were at $88.3 million, with operating income of $6.8 and a net income of $15.25 million. In terms of dollars from domestic asphalt plant production, both revenues and operating income were new highs for the company. However, as a consequence of the volatility of the metals and energy markets in the early part of the year, our costs were adversely impacted resulting in reduction of gross margin as a percentage on orders booked at earlier fixed prices. Price increases which took effect in the last half of the year corrected the issue. Income from our Carbontronics synfuel operations was at $15.6 million in 2008 compared to $19.9 million in 2007. This year marked the termination of our Carbontronics operations as the legislation on synthetic fuels expired. It now remains to be seen what new incentives the new administration may create for renewable and nonconventional energy production.

Although we have an excellent track record on successes and achievements throughout our history, we prefer to look forward, and to think, plan and focus on the future. At this time, however, with the US and global economies in deepening crises and a new administration about to take over in Washington, planning and focusing on the future with any degree of accuracy will be an exercise in futility at best.

What we can count on to pull us through with high degree of certainty, in spite of the deterioration of markets, the credit crunch, Washington politics and the global financial collapse, are the strengths of our company, and the determination and resolve of our people, and we have a lot going for us.

Gencor's asphalt plant technology – The Ultraplant™, is unmatched in its energy efficiency, productivity, recycle capability, environmental conformity, and low cost production. It is also the heaviest-built plant in the industry.

Gencor's Green Machine™ is a newly patented system for producing "warm mix asphalt", a concept for making high quality asphalt mix at lower temperature, which is currently the rage of the industry. It conserves energy; increases the life of the pavement; lowers the carbon footprint and reduces emissions at all stages of production, significantly reducing the cost to build or resurface highways.

General Combustion's continued developments in combustion systems have introduced products with unprecedented fuel efficiency together with reduced gaseous emissions and the ability to meet the most stringent air requirements in the nation.

Prolific performance by Gencor's R & D team have brought forth a host of innovations designed to keep our products the best ally to our customers, and to maintain Gencor as the technology leader in our industry.

Gencor is debt free and has substantial cash reserves to meet any unexpected circumstances which the approaching global crises may bring upon us, as well as the ability to finance our plans for internal growth, and allow us to take advantage of exceptional acquisition opportunities which inevitably surface under crises such as this.

These strengths, and many others in the arsenal of our company, combined with the dedication and loyalty of our associates, and the time-and-again tested resourcefulness and resiliency of our management are the assets and the values on which we can count on to keep Gencor healthy, profitable, and moving forward in these uncertain economic times.

E.J. Elliott
Chairman

Marc G. Elliott
President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10 – K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended September 30, 2008

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-11703

GENCOR INDUSTRIES, INC.

Incorporated in the State of Delaware

I.R.S. Employer Identification No. 59-0933147

5201 North Orange Blossom Trail
Orlando, Florida 32810

Registrant's Telephone Number, Including Area Code:
(407) 290-6000

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Common Stock ($.10 Par Value)

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None.

Indicate by check mark if the registrant is a well-known seasonal issuer, as defined in Rule 405 of the Securities Act
[ ] Yes [√] No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act
[ ] Yes [√] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to filing requirements for the past 90 days.
[√] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
[ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer" and "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):
Large Accelerated Filer [ ] Accelerated Filer [√] Non-Accelerated Filer [ ]
(Do not check if a smaller reporting Company) Smaller Reporting Company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] Yes [√] No

The aggregate market value of the common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the most recently completed second fiscal quarter was $115,685,100.

Indicate the number of shares outstanding of each of the Registrant's classes of Common Stock, as of the latest practicable date: 8,079,872 shares of Common Stock ($.10 par value) and 1,532,998 shares of Class B Stock ($.10 par value) as of October 14, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K is incorporated by reference from the Registrant's 2009 Proxy Statement for the Annual Meeting of the Stockholders.

Introductory Note: Caution Concerning Forward-Looking Statements

This Report on Form 10-K and our other communications and statements may contain "forward-looking statements," including statements about our beliefs, plans, objectives, goals, expectations, estimates, projections and intentions. These statements are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "goal," and similar expressions are intended to identify forward-looking statements. All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. For information concerning these factors and related matters, see "Risk Factors" in Part I, Item 1A in this Report, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 in this Report. However, other factors besides those referenced could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us herein speak as of the date of this Report. We do not undertake to update any forward-looking statement, except as required by law.

PART I

ITEM 1. BUSINESS

General

Gencor Industries, Inc. and its subsidiaries (the "Company", "we", "us" or "our") is a leading manufacturer of heavy machinery used in the production of highway construction materials, synthetic fuels, and environmental control equipment. The Company's products are manufactured in two facilities in the United States and one facility located in the United Kingdom. The Company's products are sold through a combination of Company sales representatives and independent dealers and agents located throughout the world.

The Company designs, manufactures and sells machinery and related equipment used primarily for the production of asphalt and highway construction materials. The Company's principal core products include asphalt plants, combustion systems and fluid heat transfer systems. The Company believes that its technical and design capabilities, environmentally friendly process technology, and wide range of products have enabled it to become a leading producer of equipment worldwide. The Company believes it has the largest installed base of asphalt production plants in the United States.

Because the Company's products are sold primarily to the highway construction industry, the business is seasonal in nature. The majority of orders for the Company's products are received between October and February, with a significant volume of shipments occurring prior to May. The principal factors driving demand for the Company's products are the level of government funding for domestic highway construction and repair, infrastructure development in emerging economies, the need for spare parts, and a trend towards larger plants resulting from industry consolidation.

In 1968, the Company was formed by the merger of Mechtron Corporation with General Combustion, Inc. and Genco Manufacturing, Inc. The new entity reincorporated in Delaware in 1969 and adopted the name Mechtron International Corporation in 1970. In 1985, the Company began a series of acquisitions into related fields starting with the Beverley Group Ltd. in the United Kingdom. Hy-Way Heat Company, Inc. and the Bituma

Group were acquired in 1986. In 1987, the Company changed its name to Gencor Industries, Inc. and acquired the Davis Line Inc. and its subsidiaries in 1988.

In January 1998, the Company finalized agreements with Carbontronics, LLC ("CLLC") pursuant to which the Company sold, designed, manufactured, and installed four synthetic fuel production plants. These plants were subsequently sold by CLLC to a limited partnership ("LP"), Carbontronics Synfuels Investors, L.P., which was the owner of the plants. The Company was paid in full for these plants in 1998. In addition to payment for the plants, per agreement, the Company received a member interest of 45% in CLLC. Revenue to CLLC is based upon the production of these plants continuing to qualify for tax credits under Section 29 of the Internal Revenue Code, and the ability to economically produce and successfully market synthetic fuel produced by the plants. To the extent the LP has been successful in producing fuel which qualifies for tax credits, has sold the synthetic fuel, has sold the tax credits to investors, and has had sufficient cash flow to cover all operating expenses, then the LP has remitted cash to CLLC as additional purchase price for the sale of the plants. CLLC generally has distributed any cash receipts to its investors.

Also, the Company received a 25% partnership position in the General Partner ("GP") of the LP and in Carbontronics II, LLC ("C2LLC"). C2LLC has received royalty payments from the LP only if the LP has been successful in producing fuel which has qualified for tax credits, has sold the synthetic fuel, has sold the tax credits to investors, and has had sufficient cash flow to cover all other operating expenses. The remaining interests in the GP, CLLC, and C2LLC are owned by other, unrelated entities. An administrative member of the GP, not the Company, is responsible for administration of the day-to-day affairs of the GP and LP. The Company is entitled to appoint only one of the three members of the GP Management Committee and has 1/3 of the voting rights thereof. As a part of the member positions in CLLC, C2LLC, and the GP, the Company has had the potential for income subject to the performance of the LP. Future benefits realizable by the Company on the synthetic fuel production plants depend on whether the production from these plants will continue to qualify for tax credits under Section 29 of the Internal Revenue Code and the ability to economically produce and successfully market synthetic fuel produced by the plants.



Gencor Industries, Inc.
45% membership
Carbontronics LLC
(CLLC)
Gencor Industries, Inc.
sold 4 plants to CLLC
General Partnership
ownership
Gencor (25% of 0.1%)
Carbontronics
Synfuels Investors,
L.P. (LP)
Operates the
synthetic fuel
plants
Gencor Industries, Inc.
25% ownership
Carbontronics II, LLC
(C2LLC)
Receives royalty
passes back to
partners of
C2LLC

The Company does not control the policies or management and does not manage the entities in which it holds the identified interests.

On January 5, 2005, the Company was informed that the IRS had concluded its examination of the investees with no material adverse findings. As a result, distributions suspended since August 2003 resumed. The Company received $44.2 million during the fiscal year 2005. The Company recognized income of $14.5 million in 2006, for the distribution received less an accrual of $1 million for certain expenses associated with efforts by the Company as plaintiff in a matter against its synthetic fuels partners. The Company received $19.9 million of distributions in fiscal 2007. The Company received $15.6 million of distributions in fiscal 2008. These distributions are subject to state and Federal income taxes.

The tax credit legislation expired at the end of calendar year 2007. Consequently, the four synthetic fuel plants were decommissioned. The plants were sold or transferred to site owners in exchange for a release of all contracted liabilities related to the removal of plants from the sites. The administrative partner has informed the Company that there will be no operations in calendar 2008 and almost all of the partnership affairs will be finalized in 2008. It is not possible to predict the amount, if any, of final distributions from the partnerships upon the final disposition and winding-up of operations.

Products

Asphalt Plants. The Company manufactures and produces hot-mix asphalt plants used in the production of asphalt paving materials. The Company also manufactures related asphalt plant equipment including hot mix storage silos, fabric filtration systems, cold feed bins and other plant components. The Company's H&B (Hetherington and Berner) product line is the world's oldest asphalt plant line, first manufactured in 1894. The Company's subsidiaries, Bituma Corporation, formerly known as Boeing Construction Company, developed the continuous process for asphalt production, which has been adopted as the United States industry's standard technology, as well as patented the counterflow technology, several adaptations of which have become the industry standard, which recaptures and burns emissions and vapors, resulting in a cleaner and more efficient process. The Company manufactures a very comprehensive range of fully mobile batch plants, as well as mobile shredders and trommel screens.

Combustion Systems and Industrial Incinerators. The Company manufactures combustion systems, which are large burners that can transform most solid, liquid or gaseous fuels into usable energy, or burn multiple fuels, alternately or simultaneously. Through its subsidiary General Combustion, the Company has been a significant source of combustion systems for the asphalt and aggregate drying industries since the 1950's. The Company also manufactures soil decontamination machinery, as well as combustion systems for rotary dryers, kilns, fume and liquid incinerators, boilers and tank heaters. The Company believes maintenance and fuel costs are lower for its burners because of their superior design.

Fluid Heat Transfer Systems. The Company's General Combustion subsidiaries in the USA and U.K. manufacture the Hy-Way heat and Beverley lines of thermal fluid heat transfer systems and specialty storage tanks for a wide array of industry uses. Thermal fluid heat transfer systems are similar to boilers, but use high temperature oil instead of water. Thermal fluid heaters have been replacing steam pressure boilers as the best method of heat transfer for storage, heating and pumping viscous materials (i.e., asphalt, chemicals, heavy oils, etc.) in many industrial and petrochemical applications worldwide. The Company believes the high efficiency design of its thermal fluid heaters can outperform competitive units in many types of process applications. Heaters are available for vertical, horizontal and underground tanks in steel, stainless steel, and other materials designed to meet large or small specific job requirements.

Product Engineering and Development

The Company is engaged in product engineering and development efforts to expand its product lines and to further develop more energy efficient and environmentally compatible systems.

Significant developments include the use of cost effective, non-fossil fuels, biomass (bagasse, municipal solid waste, sludge and wood waste), refuse-derived fuel, coal and coal mixtures, the economical recycling of old asphalt and new designs of environmentally compatible asphalt plants. Product engineering and development activities are directed toward more efficient methods of producing asphalt and lower cost fluid heat transfer systems. In addition, efforts are also focused on developing combustion systems that operate at higher temperatures and offer a higher level of environmental compatibility. The Company continues to evaluate opportunities in the energy field.

Sources of Supply and Manufacturing

Substantially all products sold by the Company and its subsidiaries are manufactured or assembled by the Company, except for procured raw materials and hardware. The Company purchases a large quantity of steel, raw materials and hardware used to manufacture its products from hundreds of suppliers and is not dependent on any single supplier. Periodically, the Company reviews the cost effectiveness of internal manufacturing versus outsourcing its product lines to independent third parties and currently believes it has the internal capability to produce the highest quality product at the lowest cost. This, however, may change from time to time.

Seasonality

The Company is concentrated in the asphalt-related business and subject to a seasonal slow-down during the third and fourth quarters of the calendar year. Traditionally, the Company's customers do not purchase new equipment for shipment during the summer and fall months to avoid disrupting their peak season for highway construction and repair work. This slow-down often results in lower reported sales and earnings and/or losses during the first and fourth quarters of the Company's fiscal year.

Competition

The markets for the Company's products are highly competitive. Within a given product line, the industry remains fairly concentrated, with typically a small number of companies competing for the majority of a product line's industry sales. The principal competitive factors include technology and overall product design, dependability and reliability of performance, brand recognition, pricing and after-the-sale customer support. Management believes its ability to compete depends upon its continual efforts to improve product performance and dependability, competitively price its products, and provide the best customer support and service in the industry.

Sales and Marketing

The Company's products and services have been marketed internationally through a combination of Company-employed sales representatives and independent dealers and agents.

Sales Backlog

The Company's manufacturing processes allow for a relatively short turnaround from the order date to shipment date of usually less than ninety (90) days. Therefore, the size of the Company's backlog should not be viewed as an indicator of the Company's annualized revenues or future financial results. The Company's backlog was approximately $9 million and $29 million as of December 1, 2008 and December 1, 2007, respectively.

Financial Information about Geographic Areas Reporting Segments

The Company has operations outside of the United States in the United Kingdom. For a geographic breakdown of revenues see the table captioned Reporting Segments in Note 1 in our consolidated financial statements in Item 8 below.

Licenses, Patents and Trademarks

The Company holds numerous patents covering technology and applications related to various products, equipment and systems, and numerous trademarks and trade names registered with the U.S. Patent and Trademark Office and in various foreign countries. In general, the Company depends upon technological capabilities, manufacturing quality control and application know-how, rather than patents or other proprietary rights in the conduct of its business. The Company believes the expiration of any one of these patents, or a group of related patents, would not have a material adverse effect on the overall operations of the Company.

Government Regulations

The Company believes its design and manufacturing processes meet all industry and governmental agency standards that may apply to its entire line of products, including all domestic and foreign environmental, structural, electrical and safety codes. The Company's products are designed and manufactured to comply with

U.S. Environmental Protection Agency regulations. Certain state and local regulatory authorities have strong environmental impact regulations. While the Company believes that such regulations have helped, rather than restricted its marketing efforts and sales results, there is no assurance that changes to federal, state, local, or foreign laws and regulations will not have a material adverse effect on the Company's products and earnings in the future.

Environmental Matters

The Company is subject to various federal, state, local and foreign laws and regulations relating to the protection of the environment. The Company believes it is in material compliance with all applicable environmental laws and regulations. The Company does not expect any material impact on future operating costs as a result of compliance with currently enacted environmental regulations.

The Company has conducted environmental assessments consistent with recognized standards of due diligence on properties and businesses which it acquired. These assessments have not identified contamination resulting from acquired properties that would be reasonably likely to result in a material adverse effect on the Company's business, results of operations, or financial condition.

Employees

As of September 30, 2008, the Company employed a total of 461 employees; there were 448 employees in the domestic U.S. operations and 13 employees in the U.K. operations. The Company has collective bargaining agreements covering production and maintenance employees at its Marquette, Iowa facilities. The remaining domestic employees are not represented by a labor union or collective bargaining agreement. The Company believes that its relationship with its employees is good.

Available Information

For further discussion concerning our business, see the information included in Items 7 (Management's Discussion and Analysis of Financial Condition and results of Operations) and 8 (Financial Statements and Supplementary Data) of this report.

We make available free of charge through our web site at www.gencor.com our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, if applicable, filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the material is electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). The information posted on our web site is not incorporated into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we presently deem less significant may also impair our business operations. If any of the following risks actually occur, our business operating results and financial condition could be materially adversely affected. The order of these risk factors does not reflect their relative importance or likelihood of occurrence.

Our business may be adversely affected by the current economic recession. The domestic and international economies are experiencing a significant recession. This recession has been magnified by the tightening of the credit markets. The domestic and international markets may remain depressed for an undeterminable period of time. Our sales to contractors are dependent on construction and infrastructure spending and availability of credit to our customers. Changes in construction and governmental spending could have a material adverse effect on the Company's revenues and profits.

Our business is affected by the cyclical nature of the markets served by us. The demand for our products and service is dependent on general economic conditions and more specifically, the commercial construction industry. Adverse economic conditions may cause customers to forego or delay new purchases and rely more on repairing existing equipment thus negatively impacting our sales and profits. Rising gas and oil prices, increasing steel prices, and shortage of qualified workers can have adverse effects on us. Market conditions could limit our ability to raise selling prices to offset increases in inventory costs.

Our business is affected by the level of government funding for highway construction. In 2005, the Federal Government passed the SAFETEA-LU bill. This bill appropriated a multi-year guaranteed funding for federal highway, transit and safety programs and expires on September 30, 2009, which may adversely affect our business and results of operations. Many of our customers depend on funding by Federal and state agencies. Future legislation may increase or decrease government spending, which if decreased, could have a negative affect on our financial condition or results of operations. SAFETEA-LU and other legislation may be revised in future congressional sessions, Federal funding of infrastructure may be decreased in the future, especially since the United States is currently experiencing an economic recession.

If we fail to comply with requirements relating to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, our business could be harmed and our stock price could decline.

Rules adopted by the Securities and Exchange Commission pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require us to assess our internal control over financial reporting annually. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex. They require significant documentation, testing, and possible remediation of any significant deficiencies in and/or material weaknesses of our internal controls in order to meet the detailed standards under these rules. We have evaluated our internal controls over financial reporting as effective as of September 30, 2008. See Item 9A – Controls and Procedures – Management's Report on Internal Control Over Financial Reporting. Although we have evaluated our internal controls as effective as of September 30, 2008, in future fiscal years, we may encounter unanticipated delays or problems in assessing our internal controls as effective or in completing our assessments by the required dates. In addition, we cannot assure you that our independent registered public accountants will attest our internal controls as effective in future fiscal years. If we cannot assess our internal controls as effective, investor confidence and share value may be negatively impacted.

We may be required to reduce our profit margins on contracts on which we use the percentage-of-completion accounting method.

We record sales and profits on many of our contracts using the percentage-of-completion method of accounting. As a result, revisions made to our estimates of sales and profits are recorded in the period in which the conditions that require such revisions become known and can be estimated. Although we believe that our profit margins are fairly stated and that adequate provisions for losses for our fixed-price contracts are recorded in our financial statements, as required under U.S. generally accepted accounting principles (GAAP), we cannot assure you that our contract profit margins will not decrease or our loss provisions will not increase materially in the future.

Terrorist acts upon the United States and acts of war (actual or threatened) could result in a significant impact on our business.

The terrorist acts carried out against the United States on September 11, 2001 and the war with Iraq and its aftermath adversely impacted the United States economy. Additional terrorist acts against the United States and the threat of or actual war by or upon the United States could reduce the allocation of available funds to construction and infrastructure spending, which would result in a significant reduction of our business and may negatively impact the market price of our common stock.

We are subject to physical and financial risks associated with climate change.

There is a growing consensus that emissions of greenhouse gasses (GHGs) are linked to global climate change. Climate change creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. These changes, if they were to occur, could impact our customers' ability to initiate and complete construction and infrastructure projects, which could reduce demand for our products and services and negatively impact: (a) our financial condition and results of operations and (b) the market price of our common stock.

To the extent climate change impacts a region's economic health, it may also impact our revenues. Our financial performance is tied to the health of the regional economies we serve. The price of energy, as a factor in a region's cost of living as well as an important input into the cost of goods, has an impact on the economic health of our communities. The cost of additional regulatory requirements, such as a tax on GHGs or additional environmental regulation, would normally be borne by consumers through higher prices for energy and purchased goods. To the extent financial markets view climate change and emissions of GHGs as a financial risk, this could negatively affect our ability to access capital markets or cause us to receive less than ideal terms and conditions.

Income from our investment in synthetic fuel partnerships is affected by the level of oil prices and the tax code. The tax credits provided for the synthetic fuel industry under Section 29 of the Internal Revenue Code expired at the end of calendar year 2007. As a result, we do not believe that we will receive any significant future distributions.

We face risks associated with our international business. We operate manufacturing and sales offices principally located in the United States and the United Kingdom. As a result, we are subject to business risks inherent in non-U.S. activities, including difficulty in staffing and managing foreign subsidiary operations, difficulty in managing distributors and dealers, adverse tax consequences, political and economic uncertainty and difficulty in accounts receivable collection. We are subject to the risks associated with the imposition of protective legislation and regulations, including those relating to import or export or otherwise resulting from trade or foreign policy. We cannot predict whether quotas, duties, taxes or other charges or restrictions will be implemented by the U.S. or any other country upon the import or export of our products. There can be no assurance that any of these factors, or the adoption of restrictive policies, will not have a material adverse effect on our business, financial condition and results of operations. In addition, we face market risk related to changes in interest rates and foreign currency exchange rates. Our principal currency exposure against the U.S. dollar is the British pound. Our foreign currency exposures generally are not hedged and there can be no assurance that our future results of operations and investments will not be adversely affected by currency fluctuations. Periodically, we use derivative financial instruments consisting primarily of interest rate hedge agreements to manage exposures to interest rate changes. If we have not adequately managed our exposure to fluctuating interest rates, our earnings and cash flow could be adversely affected.

We may encounter difficulties with future acquisitions. As part of our growth strategy, we intend to evaluate the acquisitions of other companies, assets or product lines that would complement or expand our existing businesses or broaden our customer relationships. Although we conduct due diligence reviews of potential acquisition candidates, we may not be able to identify all material liabilities or risks related to potential acquisition candidates. There can be no assurance that we will be able to locate and acquire any business, retain key personnel and customers of an acquired business or integrate any acquired business successfully. Additionally, there can be no assurance that financing for any acquisition, if necessary, will be available on acceptable terms, if at all, or that we will be able to accomplish our strategic objectives in connection with any acquisition. Although we periodically consider possible acquisitions, no specific acquisitions are probable as of the date of this Report on Form 10-K.

We could be harmed if we violate financial covenants contained in our credit facility. Our Revolving Credit and Security Agreement with PNC Bank, N.A., dated August 1, 2003, and amended July 31, 2006, imposes certain financial and operating covenants upon us, including, among others, restrictions on our ability to incur debt, or take certain other corporate actions. In addition, the credit facility requires that we maintain certain financial ratios and provides for limitations on capital expenditures. The foregoing covenants may restrict our ability to obtain additional funds, dispose of assets, or otherwise pursue our business strategies, and may impair our ability to obtain additional financing to fund future working capital requirements, capital expenditures, acquisitions and other general corporate purposes. Changes in economic or business conditions, results of operations or other factors could in the future cause a violation of one or more covenants in the credit facility, which could result in requiring us to immediately repay in full all amounts outstanding which could have a negative impact on our financial condition or results of operations. Furthermore, because substantially all of our assets are pledged as collateral under this credit facility, a default could have a negative adverse impact on our financial conditions and results of operations. At the time of this report, there are no borrowings under our present facility and $.8 million of letters of credit outstanding.

Demand for our products is cyclical in nature. Orders for our products slow down during the summer and fall months since our customers generally do not purchase new equipment for shipment in their peak season for highway construction and repair work. In addition, demand for our products depends in part upon the level of capital and maintenance expenditures by the highway construction industry. The highway construction industry historically has been cyclical in nature and vulnerable to general downturns in the economy. Decreases in industry spending could have a material adverse effect upon demand for our products and negatively impact our business, financial condition,, results of operations and the market price of our common stock.

Our Marketable Securities are comprised of stocks and bonds invested through a professional investment advisor and are subject to various risks such as interest rates, markets, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of securities, changes in these risk factors could have a material adverse impact on our results of operations.

There are and will continue to be quarterly fluctuations of our operating results. Our operating results historically have fluctuated from quarter to quarter as a result of a number of factors, including the value, timing and shipment of individual orders and the mix of products sold. Revenues from certain large contracts are recognized using the percentage of completion method of accounting. We recognize product revenues upon shipment for the rest of our products. Our asphalt production equipment operations are subject to seasonal fluctuation, which may lower sales and result in possible losses in the first and fourth fiscal quarters of each year. Traditionally, asphalt producers do not purchase new equipment for shipment during the summer and fall months to avoid disruption of their activities during peak periods of highway construction.

If we are unable to attract and retain key personnel, our business could be adversely affected. The success of our business will continue to depend substantially upon the efforts, abilities and services of our management team and certain other key employees. The loss of one or more key employees could adversely affect our operations. Our ability to attract and retain qualified personnel, either through direct hiring, or acquisition of other businesses employing such persons, will also be an important factor in determining our future success.

We may be required to defend our intellectual property against infringement or against infringement claims of others. We hold numerous patents covering technology and applications related to various products, equipment and systems, and numerous trademarks and trade names registered with the U.S. Patent and Trademark Office and in various foreign countries. There can be no assurance as to the breadth or degree of protection that existing or future patents or trademarks may afford us, or that any pending patent or trademark applications will result in issued patents or trademarks, or that our patents, registered trademarks or patent applications, if any, will be upheld if challenged, or that competitors will not develop similar or superior methods or products outside the protection of any patents issued, licensed or sublicensed to us. Although we believe that none of our patents, technologies, products or trademarks infringe upon the patents, technologies, products or trademarks of others, it is possible that our existing patent, trademark or other rights may not be valid or that infringement of existing or future patents, trademarks or proprietary rights may occur. In the event that our products are deemed to infringe upon the patent or proprietary rights of others, we could be required to modify the design of our products, change the name of our products or obtain a license for the use of certain technologies incorporated into our products. There can be no assurance that we would be able to do any of the foregoing in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do so could have a material adverse effect on us. In addition, there can be no assurance that we will have the financial or other resources necessary to enforce or defend a patent, registered trademark or other proprietary right, and, if our products are deemed to infringe upon the patents, trademarks or other proprietary rights of others, we could become liable for damages, which could also have a material adverse effect on us.

We may be subject to substantial liability for the products we produce. We are engaged in a business that could expose us to possible liability claims for personal injury or property damage due to alleged design or manufacturing defects in our products. We believe that we meet existing professional specification standards recognized or required in the industries in which we operate, and there are no material product liability claims pending against us as of the date hereof. Although we currently maintain product liability coverage which we believe is adequate for the continued operation of our business, such insurance may prove inadequate or become difficult to obtain or unobtainable in the future on terms acceptable to us.

We are subject to extensive environmental laws and regulations, and our costs related to compliance with, or our failure to comply with, existing or future laws and regulations, could adversely affect our business and results of operations. Our operations are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment. Sanctions for noncompliance may include revocation of permits, corrective action orders, significant administrative or civil penalties and criminal prosecution. Our business involves environmental management and issues typically associated with historical manufacturing operations. To date, our cost of complying with environmental laws and regulations has not been material, but the fact that such laws or regulations are changed frequently makes predicting the cost or impact of such laws and regulations on our future operations uncertain.

The loss of one or more of our raw materials supplies could cause production delays, a reduction of revenues or an increase in costs. The principal raw materials we use are steel and related products. We have no long-term supply agreements with any of our major suppliers. However, we have generally been able to obtain sufficient supplies of raw materials for our operations, and changes in prices of such materials historically have not had a significant affect on our operations. Although we believe that such raw materials are readily available from alternate sources, an interruption in our supply of steel and related products or a substantial increase in the price of any of these raw materials could have a material adverse effect on our business, financial condition and results of operations.

We are subject to significant government regulations. We are subject to a variety of governmental regulations relating to the manufacturing of our products. Any failure by us to comply with present or future regulations could subject us to future liabilities, or the suspension of production that could have a material adverse effect on our results of operations. Such regulations could also restrict our ability to expand our facilities, or could require us to acquire costly equipment or to incur other expenses to comply with such regulations. Although we believe we have the design and manufacturing capability to meet all industry or governmental agency standards that may apply to our product lines, including all domestic and foreign environmental, structural, electrical and safety codes, there can be no assurance that governmental laws and regulations will not become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with a violation. The cost to us of such compliance to date has not materially affected our business, financial condition or results of operations. There can be no assurance, however, that violations will not occur in the future as a result of human error, equipment failure or other causes. Our customers are also subject to extensive regulations, including those related to the workplace. We cannot predict the nature, scope or effect of governmental legislation, or regulatory requirements that could be imposed or how existing or future laws or regulations will be administered, or interpreted. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could require substantial expenditures by us and could adversely affect our business, financial condition and results of operations.

Our management has effective voting control. Our officers and directors beneficially own an aggregate of approximately 94.6% of the outstanding shares of our $.10 par value Class B stock. The Class B stock is entitled to elect 75% (calculated to the nearest whole number, rounding five-tenths to next highest whole number) of the members of our board of directors. Further, approval of a majority of the Class B stock is generally required to effect a sale of us and certain other corporate transactions. As a result, these stockholders can elect more than a majority of the board of directors and exercise significant influence over most matters requiring approval by our stockholders. This concentration of control may also have the effect of delaying or preventing a change in control.

The issuance of preferred stock may impede a change of control or may be dilutive to existing stockholders. Our Certificate of Incorporation, as amended, authorizes our Board of Directors, without stockholder vote, to issue up to 300,000 shares of preferred stock in one or more series and to determine for any series the dividend, liquidation, conversion, voting or other preferences, rights and terms that are senior, and not available, to the holders of our common stock. Thus, issuances of series of preferred stock could adversely affect the relative voting power, distributions and other rights of the common stock. The issuance of preferred stock could deter or impede a merger, tender offer or other transaction that some, or a majority, of our common stockholders might believe to be in their best interest or in which our common stockholders might receive a premium for their shares over the then current market price of such shares.

We may be required to indemnify our directors and executive officers. We have authority under Section 145 of the Delaware General Corporation Law to indemnify our directors and officers to the extent provided in that statute. Our Certificate of Incorporation, as amended, provides that a director shall not be personally liable to us for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law. Our Bylaws provide in part that we indemnify each of our directors and officers against liabilities imposed upon them (including reasonable amounts paid in settlement) and expenses incurred by them in connection with any claim made against them or any action, suit or proceeding to which they may be a party by reason of their being or having been a director or officer. We maintain officer's and director's liability insurance coverage. There can be no assurance that such insurance will be available in the future, or that if available, it will be available on terms that are acceptable to us. Furthermore, there can be no assurance that the insurance coverage provided will be sufficient to cover the amount of any judgment awarded against an officer or director (either individually or in the aggregate). Consequently, if such judgment exceeds the coverage under the policy, we may be forced to pay such difference.

We enter into indemnification agreements with each of our executive officers and directors containing provisions that may require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Management believes that such indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

We do not expect to pay dividends for the foreseeable future. For the foreseeable future, we intend to retain any earnings to finance our business requirements, and we do not anticipate paying any cash dividends on our common stock or Class B stock. Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the Board of Directors considers relevant.

Competition could reduce revenue from our products and services and cause us to lose market share.

We currently face strong competition in product performance, price and service. Some of our national competitors have greater financial, product development and marketing resources than we have. If competition in our industry intensifies or if our current competitors enhance their products or lower their prices for competing products, we may lose sales or be required to lower the prices we charge for our products. This may reduce revenue from our products and services lower our gross margins or cause us to lose market share.

Our quarterly operating results are likely to fluctuate, which may decrease our stock price.

Our quarterly revenues, expenses and operating results have varied significantly in the past and are likely to vary significantly from quarter to quarter in the future. As a result, our operating results may fall below the expectations of securities analysts and investors in some quarters, which could result in a decrease in the market price of our common stock. The reasons our quarterly results may fluctuate include:

- general competitive and economic conditions;
- delays in, or uneven timing in, the delivery of customer orders;
- the seasonal nature of our industry;
- the introduction of new products by us or our competitors;
- product supply shortages; and
- reduced demand due to adverse weather conditions.

Period-to-period comparisons of such items should not be relied on as indications of future performance.

Our stock has been, and likely will continue to be, subject to substantial price and volume fluctuations due to a number of factors, many of which will be beyond our control.

In recent years, the stock market in general and the market for our common stock have experienced extreme price fluctuations. The market price of our common stock may be significantly affected by various factors such as:

- quarterly variations in our operating results;
- changes in our revenue growth rates as a whole or for specific geographic areas or products;
- changes in earning estimates by market analysts;
- the announcements of new products or product enhancements by us or our competitors;
- speculation in the press or analyst community; and
- general market conditions or market conditions specific to particular industries.

The market price of our common stock may experience significant fluctuations in the future.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following table lists the properties owned or leased by the Company as of September 30, 2008:

Location	Owned Acreage	Building Square Footage	Principal Function
Billingshurst, West Sussex England	1.2	5,000	Offices
Marquette, Iowa (1)	72.0	137,000	Offices and manufacturing
Orlando, Florida (1)	27.0	171,000	Corporate offices and manufacturing

(1) These properties are owned and pledged as security under the Company's credit agreement with PNC Bank.

See Note 3 to our consolidated financial statements in Item 8 below for more information about our properties.

ITEM 3. LEGAL PROCEEDINGS

The Company has various litigation and claims pending as of the date of this Form 10-K which have occurred in the ordinary course of business, and which may be covered in whole or in part by insurance. Management has reviewed all litigation matters arising in the ordinary course of business and, upon advice of counsel, has made provisions, not deemed material, for any estimable losses and expenses of litigation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted during the fourth quarter of this fiscal year to a vote of security holders.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's stock has been traded on the NASDAQ Global Market under the symbol "GENC" since December 20, 2007. Previously the stock was traded over the counter on the Pink Sheets and the OTC Electronic Bulletin Board under the symbol "GNCI.OB".

Following are the high and low closing prices for our common stock for the periods indicated:

2008	**HIGH**	**LOW**
First Quarter	$10.50	$8.50
Second Quarter	$20.97	$9.46
Third Quarter	$32.88	$10.38
Fourth Quarter	$15.80	$7.83

2007	**HIGH**	**LOW**
First Quarter	$12.85	$9.20
Second Quarter	$12.25	$9.00
Third Quarter	$11.00	$9.00
Fourth Quarter	$10.25	$9.00

As of October 14, 2008, there were 309 holders of Common Stock of record and six holders of Class B Stock of record.

Dividend Policy

The Company has not paid any dividends during the last two fiscal years and there is no intention to pay cash dividends in the foreseeable future.

EQUITY COMPENSATION PLAN

In the following table is information about our common stock that may be issued upon exercise of options, warrants and rights under all of our existing equity compensation plans and arrangements as of September 30, 2008, including the 1997 Stock Option Plan.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in second column)
Equity compensation plans approved by security holders	27,500	$9.32	0
Equity compensation plans not approved by security holders	0	0	0
Total	27,500	$9.32	0

The following graph sets forth the cumulative total stockholder return (assuming reinvestment of dividends) to the Company's stockholders during the five-year period ended September 30, 2008, as well as the Wilshire Small Capitalization Index and the Dow Jones Heavy Construction Index. The stock performance assumes $100 was invested on October 1, 2003.


700
600
500
400
300
200
100
-
2003
2004
2005
2006
2007
2008
Gencor Industries
DJ Heavy Construction Index
Wilshire Small Cap Index

Comparison of Cumulative Total Return Among Gencor Industries, Inc., the Wilshire Small Capitalization Index and the Dow Jones Heavy Construction Index

With Base Year of 2003:	9/30/2003	9/30/2004	9/30/2005	9/30/2006	9/30/2007	9/30/2008
Gencor Industries, Inc.	100.00	530.30	493.94	560.61	600.00	489.70
DJ Heavy Construction Index	100.00	153.16	243.91	289.83	584.36	373.36
Wilshire Small Cap Index	100.00	160.48	192.20	196.94	208.66	165.61

On December 20, 2007, the Company's stock was available for trading on the NASDAQ Global Market under the symbol "GENC".

Subsequent to June 1, 2000, the Company's stock has traded on the "pink sheets" under the stock symbol "GRCX" until 2003 when the stock symbol was changed to "GNCI". In January 2005, the Company's stock commenced reporting on the OTC Electronic Bulletin Board under the symbol "GNCI.OB".

ITEM 6. SELECTED FINANCIAL DATA

	Years Ended September 30				
	2008	2007	2006	2005	2004
	(in thousands, except per share data)				
Net revenue	$ 88,343	$ 75,286	$ 67,107	$ 48,140	$ 54,070
Operating income (loss)	$ 6,848	$ 6,333	$ 1,359	$ (1,258)	$ 4,171
Net Income	$ 15,247	$ 18,495	$ 11,587	$ 31,307	$ 2,604
Per share data:					
Basic:					
Net Income	$ 1.59	$ 1.91	$ 1.17	$ 3.50	$ 0.30
Diluted:					
Net Income	$ 1.59	$ 1.91	$ 1.17	$ 3.29	$ 0.27
Cash dividends declared per common share	$ -	$ -	$ -	$ -	$ -

Selected balance sheet data:

	September 30,				
	2008	2007	2006	2005	2004
Current assets	$ 101,622	$ 96,392	$ 67,634	$ 63,745	$ 22,195
Current liabilities	$ 11,333	$ 14,048	$ 11,888	$ 10,361	$ 18,437
Total assets	$ 110,623	$ 104,227	$ 80,974	$ 78,010	$ 42,812
Long-term debt, less current maturities	$ -	$ -	$ -	$ -	$ 5,701
Shareholders' equity	$ 99,015	$ 83,781	$ 63,043	$ 51,435	$ 15,294

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"Forward-Looking" Information

This Form 10-K contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which represent our expectations and beliefs, including, but not limited to, statements concerning gross margins, sales of our products and future financing plans, income from investees and litigation. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control. Actual results may differ materially depending on a variety of important factors, including the financial condition of our customers, changes in the economic and competitive environments, whether or not we receive income from our investees, the performance of our investment portfolio and the demand for our products.

For information concerning these factors and related matters, see "Risk Factors" in Part I, Item 1A in this Report. However, other factors besides those referenced could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us herein speak as of the date of this Report. We do not undertake to update any forward-looking statement, except as required by law.

Results of Operations

Year ended September 30, 2008 compared with the year ended September 30, 2007

Net sales for the years ended September 30, 2008 and 2007 were $88.3 million and $75.3 million, respectively, this represents a $13 million increase (17%) over the previous year. Domestic sales during this period for 2008 and 2007 were $85.6 million and $72.4 million, respectively. Domestic sales were higher than the prior year due to the general improvement in the road-building industry. Infrastructure spending remained strong through fiscal 2008. We cannot predict what impact the recession and credit tightening in the last half of calendar 2008 will have on future revenues. Foreign sales decreased by $.1 million. Backlog was $16 million at September 30, 2008, compared to a backlog of $24.5 million at September 30, 2007.

Gross margin for fiscal 2008 was $1.3 million higher than fiscal 2007 and as a percent of net sales was 23.9% in 2008 and 26.4% of sales for 2007. The margin for the year was adversely impacted by higher raw material costs, primarily significant increase in steel prices, and high energy costs. Domestic margins were negatively affected by $.6 million and $.7 million, respectively for 2008 and 2007 due to an increase in the LIFO reserve.

Product engineering and development costs increased $.2 million due to hiring of additional engineers. Selling and administrative expenses increased $.5 million during 2008 due to higher commissions and payroll costs resulting from the higher sales volume, partially offset by lower legal costs.

Operating income was $6.8 million in 2008 compared to $6.3 million in 2007. Operating income increased as a result of increased domestic business and reduced administrative expenses.

Miscellaneous Income in 2008 includes $3.4 million from a favorable legal settlement from a former service provider.

The decrease in value of marketable securities was a loss of $1.8 million compared to a gain of $5.8 million last year. Total cash and investment balance at September 30, 2008 is $58 million compared to September 30, 2007 cash and investment balance of $55 million.

We recognized income from investees of $15.6 million in 2008 and $19.9 million of income from investees in 2007. The operations of Carbontronics LLC consist of the receipt of contingent payments from the sales from the plants and the distribution thereof to its members. Carbontronics LLC has no other significant operations or assets. The operations of Carbontronics II, LLC consist of the receipt of royalty payments from the plants and the distribution thereof to its members. Carbontronics II, LLC has no other significant operations or assets. Any income arising from these investments is dependent upon tax credits (adjusted for operating losses at the fuel plants) being generated as a result of synthetic fuel production, which are recorded as received. These distributions are subject to state and Federal income taxes. Distributions from these entities depend upon the production of these operations qualifying for tax credits under Section 29 of the Internal Revenue Code and the ability to economically produce and market synthetic fuel produced by the plants.

The existing tax credit legislation expired at the end of calendar year 2007. Consequently, the four synthetic fuel plants were decommissioned. The plants were sold or transferred to site owners in exchange for a release of all contracted liabilities related to the removal of plants from the sites. The administrative partner has informed us that there will be no operations in calendar 2008 and almost all of the partnership affairs will be finalized in 2008. It is not possible to predict the amount, if any, of final distributions from the partnerships upon the final disposition and winding-up of operations.

Income taxes were 37% of pre-tax income for 2008 and 39.5% for 2007. The effective tax rate is higher than the Federal rate of 35% due to state income taxes and losses for foreign operations for which no tax benefit has been recognized.

Year ended September 30, 2007 compared with the year ended September 30, 2006

Net sales for the years ended September 30, 2007 and 2006 were $75.3 million and $67.1 million, respectively. Domestic sales during this period for 2007 and 2006 were $72.4 million and $63.1 million, respectively. Domestic sales were higher than the prior year due to the general improvement in the road-building industry, partially due to the passage of the Federal highway bill in the summer of 2005. Foreign sales decreased by $1.1 million due to one large order in 2006. Backlog was $24.5 million at September 30, 2007, compared to a backlog of only $5 million at September 30, 2006.

Gross margin for fiscal 2007 was $3.1 million higher than fiscal 2006 and as a percent of net sales was 26.4% in 2007 and 25.0% of sales for 2006. The increased volume in our manufacturing plants improved overhead absorption and improved margins. Domestic margins were negatively affected by $.7 million in 2007 and 2006 due to an increase in the LIFO reserve.

Product engineering and development costs increased $.5 million due to hiring of additional engineers. Selling and administrative expenses decreased $2.4 million during 2007 due to lower legal costs offset by $.7 million due to higher commissions and payroll costs resulting from the higher sales volume.

Operating income was $6.3 million in 2007 compared to $1.4 million in 2006. Operating income increased as a result of increased domestic business, higher gross margins in 2007, and reduced selling and administrative expenses.

During fiscal 2007, we sold land and buildings for $5.4 million resulting in a loss of $1.6 million after an adjustment of $1.9 million for the cumulative translation adjustment related to the assets sold.

The increase in value of marketable securities is a result of additional net cash invested in marketable securities ($10 million) and the increase in the market value ($5.8 million) of the securities held in the portfolio.

We recognized income from investees of $19.9 million in 2007 and $14.5 million of income from investees in 2006. The operations of Carbontronics LLC consist of the receipt of contingent payments from the sales of the plants and the distribution thereof to its members. Carbontronics LLC has no other significant operations or assets. The operations of Carbontronics II, LLC consist of the receipt of royalty payments from the plants and the distribution thereof to its members. Carbontronics II, LLC has no other significant operations or assets. Any income arising from these investments is dependent upon tax credits (adjusted for operating losses at the fuel plants) being generated as a result of synthetic fuel production, which will be recorded as received. These distributions are subject to state and Federal income taxes. Future distributions from these entities depend upon the production of these operations continuing to qualify for tax credits under Section 29 of the Internal Revenue Code and the ability to economically produce and market synthetic fuel produced by the plants. One of the contingencies related to future benefits from these entities is based on the average price of crude oil. Per a provision of Section 29, if the average price of crude oil reaches a certain level, the tax credits terminate.

The existing tax credit legislation is expiring at the end of calendar year 2007. Consequently, the four synthetic fuel plants are being decommissioned. The plants are in process of being sold or transferred to site owners in exchange for a release of all contracted liabilities related to the removal of plants from the sites. The administrative partner has informed the Company that there will be no operations in calendar 2008 and almost all of the partnership affairs will be finalized in early 2008. It is not possible to predict the amount, if any, of final distributions from the partnerships upon the final disposition and winding-up of operations.

Income taxes were 39.5% of pre-tax income for 2007 and 37% for 2006. The effective tax rate is higher than the Federal rate of 35% due to state income taxes and losses for foreign operations for which no tax benefit has been recognized.

Liquidity and Capital Resources

We generate our capital resources primarily through operations.

We entered into a Revolving Credit and Security Agreement with PNC Bank, N.A. The Agreement established a three year revolving $20 million credit facility and was renewed through July 31, 2009. The facility provides for advances based on accounts receivable, inventory and real estate. The facility includes a $2 million limit on letters of credit. At September 30, 2008, we had $.8 million of letters of credit outstanding. The interest rate at September 30, 2008, is at LIBOR plus 2.00% and subject to change based upon the Fixed Charge Coverage Ratio. We are required to maintain a Fixed Charge Coverage Ratio of 1.1:1. There are no required repayments as long as there are no defaults and there is adequate eligible collateral. Substantially all of our assets are pledged as security under the Agreement. We had no long term debt outstanding at September 30, 2008 or 2007.

As of September 30, 2008, we had $4 million in cash and cash equivalents, and $54 million in marketable securities. The marketable securities are invested in stocks and bonds through a professional investment advisor. The securities may be liquidated at any time into cash and cash equivalents.

Inventories have remained at $35 million at September 30, 2008, and September 30, 2007, as we have built inventory to meet the demands for plant deliveries in December 2008 and early calendar 2009.

Critical Accounting Policies, Estimates and Assumptions

We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Accounting policies, in addition to the critical accounting policies referenced below, are presented in Note 1 to our consolidated financial statements, "Accounting Policies."

Estimates and Assumptions

In preparing the consolidated financial statements, we use certain estimates and assumptions that may affect reported amounts and disclosures. Estimates and assumptions are used, among other places, when accounting for certain revenue (e.g. contract accounting), expense, and asset and liability valuations. We believe that the estimates and assumptions made in preparing the consolidated financial statements are reasonable, but are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate and unanticipated events may occur. We are subject to risks and uncertainties that may cause actual results to differ from estimated results.

Revenues

Revenues from contracts for the design and manufacture of certain custom equipment are recognized under the percentage-of-completion method. Revenues from all other sales are recorded as the products are shipped or service is performed.

The percentage-of-completion method of accounting for long term contracts recognizes revenue in proportion to actual labor costs incurred as compared with total estimated labor costs expected to be incurred during the entire contract. All selling, general and administrative expenses are charged to operations as incurred. Provision is made for any anticipated contract losses in the period that the loss becomes evident.

Investment in Unconsolidated Investees

As of September 30, 2008, 2007, and 2006, we own a 45% interest in Carbontronics LLC and a 25% interest in Carbontronics Fuels LLC and Carbontronics II LLC. These interests were obtained as part of contracts to build four synthetic fuel production plants during 1998. We have no basis in these equity investments or requirement to provide future funding. Any income arising from these investments is dependent upon tax credits (adjusted for operating losses at the fuel plants) being generated as a result of synthetic fuel production, which will be recorded as received. .

The existing tax credit legislation expired at the end of calendar year 2007. Consequently, the four synthetic fuel plants were decommissioned. They were sold or transferred to site owners in exchange for a release of all contracted liabilities related to the removal of plants from the sites. The administrative partner has informed the Company that there will be no operations in calendar 2008 and almost all of the partnership affairs will be finalized in 2008. It is not possible to predict the amount, if any, of final distributions from the partnerships upon the final disposition and winding-up of operations.

Inflation

The overall effects of inflation on our business during the periods discussed have not been significant. We monitor the prices we charge for our products and services on an ongoing basis and believe that we will be able to adjust those prices to take into account future changes in the rate of inflation.

Contractual Obligations

The following table summarizes our outstanding borrowings and long-term contractual obligations at September 30, 2008:

	Total	Less than 1 Year	1-3 Years	3 - 5 Years	More than 5 Years
Long-term debt	$ -	$ -	$ -	$ -	$ -
Operating leases	$ 322	$ 111	$ 203	$ 8	$ -
Total	$ 322	$ 111	$ 203	$ 8	$ -

The long-term debt facility matures in 2009. We also have $.8 million of letters of credit outstanding. The letters of credit are for one year and have been renewed annually.

Off-Balance Sheet Arrangements

None

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company operates manufacturing facilities and sales offices principally located in the United States and the United Kingdom. The Company is subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations, and market risk related to changes in interest rates and foreign currency exchange rates. The Company's principal currency exposure against the U.S. dollar is the British pound. Periodically, the Company will use derivative financial instruments consisting primarily of interest rate hedge agreements to manage exposures to interest rate changes. The Company's objective in managing its exposure to changes in interest rates on its variable rate debt is to limit their impact on earnings and cash flow and reduce its overall borrowing costs.

At September 30, 2008 and 2007 the Company had no debt outstanding. Under the Revolving Credit and Security Agreement, substantially all of the Company's borrowings will bear interest at variable rates based upon the prime rate or LIBOR.

The Company's marketable securities are invested in stocks and municipal bonds through a professional investment advisor. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of securities, it is possible that changes in these risk factors could have an adverse material impact on the Company's results of operations or equity.

The Company's sensitivity analysis for interest rate risk excludes accounts receivable, accounts payable and accrued liabilities because of the short-term maturity of such instruments. The analysis does not consider the effect on other variables such as changes in sales volumes or management's actions with respect to levels of capital expenditures, future acquisitions or planned divestures, all of which could be significantly influenced by changes in interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

GENCOR INDUSTRIES, INC.

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

GENCOR INDUSTRIES, INC.
MANAGEMENT ASSESSMENT REPORT

The management of Gencor Industries, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control system is designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. There are inherent limitations in the effectiveness of all internal control systems no matter how well designed. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the preparation and presentation of financial statements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of a change in circumstances or conditions.

In order to ensure that the Company's internal control over financial reporting is effective, management regularly assesses such controls and did so most recently as of September 30, 2008. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes the Company's maintained effective internal control over financial reporting as of September 30, 2008. Moore Stephen Lovelace, P. A., the Company's independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting as of September 30, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Gencor Industries, Inc.

We have audited the accompanying consolidated balance sheets of Gencor Industries, Inc. and subsidiaries as of September 30, 2008, and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2008. Our audit also included the financial statement schedule listed in the accompanying index. We also have audited Gencor's internal control over financial reporting as of September 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Gencor's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial report. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gencor Industries, Inc. as of September 30, 2008, and 2007, and the consolidated results of its operations, changes in shareholders' equity and its cash flows for each of the years in the three-year period ended September 30, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all materials respects the information set forth therein. Also in our opinion, Gencor Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

MOORE STEPHENS LOVELACE, P.A.
Certified Public Accountants
Orlando, Florida
December 11, 2008

Part I. Financial Information

GENCOR INDUSTRIES, INC.
Consolidated Balance Sheets
(In thousands, except per share data)

ASSETS	September 30 2008	September 30 2007
Current assets:		
Cash and cash equivalents	$ 4,068	$ 3,707
Marketable securities at market value (Cost $46,000 at September 30, 2008 and $42,000 at September 30, 2007)	53,976	51,780
Account receivable, less allowance for doubtful accounts of $1,927 ($1,685 at September 30, 2007)	7,527	4,570
Inventories, net	35,044	34,694
Prepaid expenses	1,007	1,641
Total current assets	101,622	96,392
Property and equipment, net	8,817	7,660
Other assets	184	175
Total assets	$ 110,623	$ 104,227
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Account payable	$ 4,442	$ 4,132
Customer deposits	1,712	1,414
Income and other taxes payable	1,678	2,164
Accrued expenses	3,501	6,338
Total current liabilities	11,333	14,048
Long-term debt	-	-
Deferred income taxes	275	6,398
Total liabilities	11,608	20,446
Commitments and contingencies		
Shareholder's equity:		
Preferred stock, par value $.10 share; authorized 300,000 shares; none issued	-	-
Common stock, par value $.10 per share; 15,000,000 shares authorized; 8,079,872 shares and 7,967,372 shares issued at September 30, 2008 and 2007, respectively	808	797
Class B Stock, par value $.10 per share; 6,000,000 shares authorized; 1,532,998 shares and 1,642,998 shares issued at September 30, 2008 and 2007	153	164
Unearned compensation	-	(135)
Capital in excess of par value	10,542	10,520
Retained earnings	87,383	72,136
Accumulated other comprehensive income (loss)	129	299
Total shareholder's equity	99,015	83,781
Total Liabiliities and Shareholders' Equity	$ 110,623	$ 104,227

See accompanying notes to consolidated financial statements

GENCOR INDUSTRIES, INC.

Consolidated Statements of Income

(In thousands, except per share data)

	For the Years Ended September 30,		
	2008	2007	2006
Net revenue	$ 88,343	$ 75,286	$ 67,107
Cost and expense:			
Production costs	67,187	55,436	50,348
Product engineering and development	2,794	2,567	2,075
Selling, general and administrative	11,514	10,950	13,325
	81,495	68,953	65,748
Operating income	6,848	6,333	1,359
Other income (expense):			
Interest income	154	159	160
Interest expense	(37)	(48)	(85)
Income from investees	15,624	19,937	14,547
Loss on sale of assets	-	(1,633)	-
Increase (decrease) in value of marketable securities	(1,804)	5,831	2,162
Miscellaneous	3,421	6	237
	17,358	24,252	17,021
Income before income taxes	24,206	30,585	18,380
Income taxes	8,959	12,090	6,793
Net income	$ 15,247	$ 18,495	$ 11,587
Basic earnings per common share:			
Net income	$ 1.59	$ 1.91	$ 1.17
Diluted earnings per common share:			
Net income	$ 1.59	$ 1.91	$ 1.17

See accompanying notes to consolidated financial statements.

GENCOR INDUSTRIES, INC.
Consolidated Statements of Shareholders' Equity
(In thousands)
For the Years Ended September 30, 2008, 2007 and 2006

	Common Stock		Class B Stock				Retained		Accumulated	Subscription			
						Capital in	Earnings		Other	Receivable			Total
					Unearned	Excess of	(Accumulated	Comprehensive	Comprehensive	From	Treasury Stock		Shareholders'
	Shares	Amount	Shares	Amount	Compensation	Par Value	Deficit)	Income (Loss)	Income (Loss)	Officer	Shares	Cost	Equity
September 30, 2005	8,340	$ 834	1,735	$ 174	$ -	$ 11,659	$ 42,064		$ (1,582)	$ -	179	$ (1,704)	$ 51,435
Net income	-	-	-	-	-	-	11,587	$ 11,587	-	-	-	-	11,587
Stock options granted					(270)	270							
Stock options exercised	49	5	-	-	-	29	-	$ -	-	-	-	-	34
Retirement of treasury stock	(87)	(9)	(92)	(10)	-	(1,685)	-		-	-	(179)	1,704	-
Translation adj.	-	-	-	-	-	-	-	(13)	(13)	-	-	-	(13)
Comprehensive income								$ 11,574					
September 30, 2006	8,302	$ 830	1,643	$ 164	$ (270)	$ 10,273	$ 53,641		$ (1,595)	$ -	$ -	$ -	$ 63,043
Net income	-	-	-	-	-	-	18,495	$ 18,495	-	-	-	-	18,495
Amortization					135								135
Stock retired	(335)	(33)	-	-	-	247	-	$ -	-	-	-	-	214
Disposal of foreign assets					-		-		1,905	-			1,905
Translation adj.	-	-	-	-	-	-	-	(11)	(11)	-	-	-	(11)
Comprehensive income								$ 18,484					
September 30, 2007	7,967	$ 797	1,643	$ 164	$ (135)	$ 10,520	$ 72,136		$ 299	$ -	$ -	$ -	$ 83,781
Net income	-	-	-	-	-	-	15,247	$ 15,247	-	-	-	-	15,247
Stock options exercised	3	-				22			-	-	-	-	22
Amortization					135								135
Conversion of Class B stock	110	11	(110)	(11)									
Translation adj.	-	-	-	-	-	-	-	(170)	(170)	-	-	-	(170)
Comprehensive income								$ 15,077					
September 30, 2008	8,080	$ 808	1,533	$ 153	$ -	$ 10,542	$ 87,383		$ 129	$ -	$ -	$ -	$ 99,015

See accompanying notes to consolidated financial statements.

GENCOR INDUSTRIES, INC.
Consolidated Statements of Cash Flows
In Thousands

	For the Years Ended September 30, 2008	2007	2006
Cash flows from operations:			
Net income	$ 15,247	$ 18,495	$ 11,587
Adjustments to reconcile net income to cash provided (used) by operations:			
Increase in Marketable securities	(4,000)	(10,000)	(1,000)
Decrease (Increase) in market value of marketable securities	1,804	(5,831)	(2,162)
Deferred income taxes	(6,123)	2,714	(8,837)
Depreciation and amortization	948	932	1,358
Income from investees	(15,624)	(19,937)	(14,547)
Provision for doubtful accounts	410	360	470
Loss on sale of assets	-	1,633	-
Change in assets and liabilities:			
Accounts receivable	(3,367)	520	(2,259)
Unearned compensation	135	135	-
Inventories	(350)	(11,734)	(3,724)
Prepaid expenses	634	(63)	356
Account payable	310	(1,490)	1,131
Customer deposits	298	577	(1,265)
Income and other taxes payable	(486)	(208)	457
Accrued expenses	(2,855)	1,509	1,184
Total adjustments	(28,266)	(40,883)	(28,838)
Cash provided by (used for) operations	(13,019)	(22,388)	(17,251)
Cash flows from (used for) investing activities:			
Distributions from unconsolidated investees	15,624	19,937	14,547
Capital expenditures	(2,096)	(637)	(413)
Proceeds from assets held for sale		5,481	-
Cash from (used for) investing activities	13,528	24,781	14,134
Cash flows used for financing activities:			
Stock transactions	22	214	34
Net repayment of debt	-	-	-
Net borrowings	-	-	-
Cash provided (used) for financing activities	22	214	34
Effect of exchange rate changes on cash	(170)	(10)	(13)
Net increase (decrease) in cash	361	2,597	(3,096)
Cash and cash equivalents at:			
Beginning of period	3,707	1,110	4,206
End of period	$ 4,068	$ 3,707	$ 1,110

See accompanying notes to consolidated financial statements.

All amounts in thousands, except per share amounts

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Gencor Industries, Inc. and its subsidiaries (collectively the "Company") is a diversified heavy machinery manufacturer for the production of highway construction materials, synthetic fuels and environmental control machinery and equipment.

These consolidated financial statements include the accounts of the Gencor Industries, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income Per Share

The financial statements include basic and diluted per share information. Basic earnings per share are based on the weighted average number of shares outstanding. Diluted earnings per share are based on the sum of the weighted average number of shares outstanding plus common share equivalents.

The following presents the calculation of the basic and diluted income per share from for the years ended September 30, 2008, 2007 and 2006:

	2008			2007			2006		
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic EPS	$ 15,247	9,611	$ 1.59	$ 18,495	9,708	$ 1.91	$ 11,587	9,919	$ 1.17
Diluted EPS	$ 15,247	9,618	$ 1.59	$ 18,495	9,710	$ 1.91	$ 11,587	9,936	$ 1.17

Cash Equivalents

Cash equivalents, may consist of short-term certificates of deposit and deposits in money market accounts with original maturities of three months or less.

Marketable Securities

Marketable securities are categorized as trading securities and stated at market value. Market value is determined using the quoted closing or latest bid prices. Realized gains and losses on investment transactions are determined by specific identification and are recognized as incurred in the statement of income. Net unrealized gains and losses are reported in the statement of income and represent the change in the market value of investment holdings during the period. At September 30, 2008, Marketable securities consisted of $44,764 in municipal bonds and $9,212 in equity stocks. At September 30, 2007 Marketable securities consist of $33,483 in municipal bonds and $18,297 in equity stocks.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature of these items. The carrying amount of substantially all of the Company's long-term debt approximates fair value due to the variable nature of the interest rates on the debt.

Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the applicable rate of exchange in effect at the end of the fiscal year. Revenue and expense accounts are translated at the average rate of exchange during the period and equity accounts are translated at the rate in effect when the transactions giving rise to the balances took place. Gains and losses resulting from translation are included in "Accumulated Other Comprehensive Income (Loss)." Gains and losses resulting from foreign currency transactions are included in income.

Risk Management

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, and accounts receivable. The Company maintains its cash accounts in various domestic and foreign financial institutions. Domestic funds are swept daily into interest-bearing overnight repurchase agreements invested in U.S. government securities. The marketable securities are invested in stocks and municipal bonds through a professional investment advisor. Investment securities are exposed to various risks such as interest rate, market and credit. The Company's customers are not concentrated in any specific geographic region, but are concentrated in the road and highway construction industry. The Company extends limited credit to its customers based upon their creditworthiness and generally requires a significant up-front deposit before beginning construction and full payment subject to hold-back provisions, prior to shipment on asphalt plant orders. The Company establishes an allowance for doubtful accounts based upon the credit risk of specific customers, historical trends and other pertinent information.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the last-in, first-out (LIFO) method of determining cost for substantially all inventories in the United States. All other inventories are accounted for using the first-in, first-out (FIFO) method.

Used equipment, acquired by the Company by trade-in from customers acquiring new equipment, is carried at estimated net realizable value.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed using straight-line and accelerated methods over the estimated useful lives of the related assets as follows:

	Years
Land improvements	5
Buildings and improvements	6-40
Equipment	2-10

Impairments

If the carrying value of an asset, including associated intangibles and goodwill, exceeds the sum of estimated undiscounted future cash flows, an impairment loss is recognized for the difference between estimated fair value and carrying value.

Investment in Unconsolidated Investees

The Company owns a 45% interest in Carbontronics LLC and a 25% interest in Carbontronics Fuels LLC and Carbontronics II, LLC. These interests were earned as part of value of risk on contracts to build four synthetic fuel production plants during 1998. The Company has no basis in these equity investments or requirement to provide future funding. The operations of Carbontronics LLC consist of the receipt of contingent payments from the sales of the plants and the distribution thereof to its members. Carbontronics LLC has no other significant operations or assets. The operations of Carbontronics II, LLC consist of the receipt of royalty payments from the plants and the distribution thereof to its members. Carbontronics II, LLC has no other significant operations or assets. Any income arising from these investments is dependent upon tax credits (adjusted for operating losses at the fuel plants) being generated as a result of synthetic fuel production, which will be recorded as received. The Company received $15,624 during the fiscal year 2008. The Company received $19,937 of distributions in fiscal 2007. The Company recognized income of $14,547 in 2006 for the distribution received; less an accrual of $1,000 for certain expenses associated with efforts by the Company as plaintiff in a matter against its synthetic fuels partners. These distributions are subject to state and Federal income taxes.

The existing tax credit legislation expired at the end of calendar year 2007. Consequently, the four synthetic fuel plants were decommissioned. They were sold or transferred to site owners in exchange for a release of all contracted liabilities related to the removal of plants from the sites. The administrative partner has informed the Company that there will be no operations in calendar 2008 and almost all of the partnership affairs will be finalized in 2008. It is not possible to predict the amount, if any, of final distributions from the partnerships upon the final disposition and winding-up of operations.

Revenues

Revenues from contracts for the design and manufacture of certain custom equipment are recognized under the percentage-of-completion method. Revenues from all other sales are recorded as the products are shipped or service is performed.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The percentage-of-completion method of accounting for long term contracts recognizes revenue in proportion to actual labor costs incurred as compared with total estimated labor costs expected to be incurred during the entire contract. All selling, general and administrative expenses are charged to operations as incurred. Provision is made for any anticipated contract losses in the period that the loss becomes evident.

The estimated costs of product warranties are charged to production costs as revenue is recognized.

Shipping and Handling Costs

Shipping and handling costs are included in production costs in the statements of income.

Miscellaneous Income

Miscellaneous Income in 2008 includes $3.4 million favorable legal settlement from a former service provider.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns using current tax rates. The Company and its domestic subsidiaries file a consolidated federal income tax return. The foreign subsidiaries provide income taxes based on the tax regulations of the countries in which they operate. Undistributed earnings of the Company's foreign subsidiaries are intended to be indefinitely reinvested. No deferred taxes have been provided on these earnings.

Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of the change in tax rates is recognized in income in the period that includes the enactment date. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets.

Accounting for Stock-Based Compensation

Prior to fiscal 2006, the Company measured compensation expense for employee and director stock options as the aggregate difference between the market price of the common stock and exercise prices of the options on the date that both the number of shares the grantee is entitled to receive and the purchase price were known. No expense was recorded as the option prices on grant date were at least equal to market price of the common stock.

Effective October 1, 2005, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 123R "Share-Based Payment" (SFAS No. 123R). The Company now records grant-date fair value of stock-based compensation in the statement of operations. The Company adopted SFAS 123R using the modified prospective method. Accordingly, the Company has not restated any previous operating results.

On September 28, 2006, the Company granted 30,000 options at market price to certain officers and directors of the Company. The fair value is estimated on grant date using the Black-Scholes options pricing model. Volatility was based on historical activity and the term was estimated based on the life of the option and the vesting period. As a result, $270 of unearned compensation was recorded at September 30, 2006 and was charged to operating expense over the vesting period of two years.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income (Loss)

Other Comprehensive Income (Loss) consists of net income and includes all other changes in shareholders' equity except those resulting from investments by owners and distributions to them. For all years presented, the Company's comprehensive income (loss), which encompasses net income and foreign currency translation adjustments, is separately displayed in the consolidated statement of shareholders' equity.

Reporting Segments

Information concerning principal geographic areas is as follows:

	2008		2007		2006	
	Revenues	Long-Term Assets	Revenues	Long-Term Assets	Revenues	Long-Term Assets
United States	$ 85,589	$ 8,685	$ 72,394	$ 7,471	$ 63,150	$ 7,701
United Kingdom	2,754	316	2,892	364	3,957	5,637
Total	$ 88,343	$ 9,001	$ 75,286	$ 7,835	$ 67,107	$ 13,338

Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

NOTE 2 - INVENTORIES, NET

Inventories, net at September 30 consist of the following:

	2008	2007
Raw materials	$ 18,943	$ 19,905
Work in process	7,387	6,669
Finished goods	7,594	6,165
Used equipment	1,120	1,955
	$ 35,044	$ 34,694

At September 30, 2008, accumulated costs of approximately $14,908 on major contracts, net of progress payments of approximately $13,238 and estimated earnings of approximately $7,287 amount to approximately $8,957 and are included in inventory. At September 30, 2007, accumulated costs of approximately $8,739 on major contracts, net of progress payments of approximately $6,693 and estimated earnings of approximately $5,015, amount to approximately $7,061 and are included in inventory.

At September 30, 2008 and 2007, cost is determined by the last-in, first-out (LIFO) method for inventories. The estimated current cost of inventories exceeded their LIFO basis by approximately $5,896 and $5,254, respectively.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment at September 30 consist of the following:

	2008	2007
Land and improvements	$ 3,070	$ 3,026
Building and improvements	12,633	11,958
Equipment	10,351	8,993
	26,054	23,977
Less: Accumulated depreciation and amortization	(17,237)	(16,317)
	$ 8,817	$ 7,660

Property and equipment includes approximately $8,106 and $7,489 of fully depreciated assets, which remain in service during fiscal 2008 and 2007.

Substantially all of the Company's property and equipment is pledged as collateral for the Company's debt.

Depreciation and amortization expense for the years ended September 30, 2008, 2007 and 2006 was approximately $948, $932, and $1,358, respectively. There was no interest capitalized during these years.

NOTE 4 - ACCRUED EXPENSES

Accrued expenses consist of the following at September 30:

	2008	2007
Payroll and related accruals	$ 1,929	$ 2,598
Warranty and related accruals	603	405
Professional fees	70	2,430
Other	899	905
Total	$ 3,501	$ 6,338

NOTE 5 - INCOME TAXES

The provision for income taxes consists of:

	2008	2007	2006
Current:			
Federal	$ 14,028	$ 8,583	$ 15,430
State	1,015	746	1,329
Foreign	38	47	(65)
Total current expense	15,081	9,376	16,694
Deferred	(6,122)	2,714	(9,901)
Provision for income taxes	$ 8,959	$ 12,090	$ 6,793

The difference between the U.S. federal income tax rate and the Company's effective income tax rate is as follows:

	2008	2007	2006
Federal income tax rate	35.0%	35.0%	35.0%
State income taxes	2.0%	2.4%	2.3%
Losses for which no tax benefit has been recognized	-	2.3%	-
Other	-	-0.2%	-0.3%
	37.0%	39.5%	37.0%

Accumulated deficits of non-U.S. subsidiaries included in consolidated retained earnings (deficit) amounted to ($479) and ($382) as of September 30, 2008, and 2007, respectively. The Company follows the policy of indefinitely reinvesting foreign earnings, if any, to expand its international operations. Accordingly, the Company will not provide U.S. income taxes on any future earnings. In the event any earnings of non-U.S. subsidiaries are repatriated, the Company will provide U.S. income taxes upon repatriation of such earnings which will be offset by applicable foreign tax credits, subject to certain limitations.

Total income taxes paid were $15,452, $5,436, and $15,725 in 2008, 2007, and 2006, respectively.

NOTE 6 – RETIREMENT BENEFITS

401(k) Plan

The Company has a voluntary 401(k) employee benefit plan which covers all eligible domestic employees. The Company makes discretionary matching contributions subject to a maximum level, in accordance with the terms of the plan. The Company charged approximately $151, $114, and $104 to operating expense under the provisions of the plan during the fiscal years 2008, 2007 and 2006, respectively.

NOTE 7 - LONG-TERM DEBT

The Company had no long term debt outstanding at September 30, 2008 or 2007.

The Company entered into a Revolving Credit and Security Agreement with PNC Bank, N.A. The Agreement established a three year revolving $20 million credit facility and was renewed through July 31, 2009. The facility provides for advances based on accounts receivable, inventory and real estate. The facility includes a $2 million limit on letters of credit. At September 30, 2008, the Company had $.8 million of letters of credit outstanding. The interest rate at September 30, 2008, is at LIBOR plus 2.00% and subject to change based upon the Fixed Charge Coverage Ratio. The Company is required to maintain a Fixed Charge Coverage Ratio of 1.1:1. There are no required repayments as long as there are no defaults and there is adequate eligible collateral. Substantially, all of Company's assets are pledged as security under the Agreement.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain equipment under non-cancelable operating leases. Future minimum rental commitments under these leases at September 30, 2008 consist of $322 due over the next five years.

Total rental expense for the fiscal years ended 2008, 2007 and 2006 was $175, $193 and $150, respectively.

Litigation

The Company has various pending litigation and other claims. Those claims which are made in the ordinary course of business may be covered in whole or in part by insurance, and if found against the Company, management does not believe these matters will have a material effect on the Company's financial position, results of operations or cash flows.

NOTE 9 - SHAREHOLDERS' EQUITY

Under the Company's amended Certificate of Incorporation, certain rights of the holders of the Company's Common Stock are modified by shares of Class B Stock for as long as such shares shall remain outstanding. During that period, holders of Common Stock will have the right to elect approximately 25% of the Company's Board of Directors, and conversely, Class B Stock will be entitled to elect approximately 75% of the Company's Board of Directors. During the period when Common Stock and Class B Stock are outstanding, certain matters submitted to a vote of shareholders will also require approval of the holders of Common Stock and Class B Stock, each voting separately as a class. Common stock and Class B shareholders have equal rights with respect to dividends, preferences, and rights, including rights in liquidation.

NOTE 10 - STOCK OPTIONS

The Company maintains stock option plans, which provide for the issuance of nonqualified or incentive stock options to certain directors, officers and key employees.

The 1997 Stock Option Plan (the "1997 Plan") provided for the issuance of incentive stock options and nonqualified stock options to purchase up to 1,200,000 shares of the Company's Common Stock, 1,200,000 shares of the Company's Class B Stock and up to fifteen percent (15%) of the authorized Common Stock of any subsidiary.

Under the terms of the Plans, option holders may tender previously owned shares with a market value equal to the exercise price of the options at exercise date, subject to Compensation Committee approval. Additionally, option holders may, upon Compensation Committee approval, surrender shares of stock to satisfy federal withholding tax requirements.

Options become exercisable in a manner and on such dates and times as determined by a committee of the Board of Directors. Options expire not more than ten years from the date of grant. The option holders have no shareholder rights until the date of issuance of a stock certificate for such shares. Exercise of the options granted during 2002 and 2001 are limited to 20% per year over the next 5 years.

During 2006, 30,000 options were granted to certain officers and Directors of the Company at the market value, ($9.32) at the date of grant. These options vest over two years and are exercisable through 2016. The fair value of these options is estimated on grant date using the Black-Scholes options pricing model. As a result, $270 of unearned compensation was recorded at September 30, 2006 and was charged to operating expense over the vesting period of two years. As of September 30, 2008, there are no options available for future grants under the plans.

The following table summarizes option activity under the plans:

	Number of Shares	Option Price Per Share
Outstanding at September 30, 2005	54,000	1.36
Exercised at price of $.87 -$1.65 per share	(54,000)	1.36
Granted at price of $9.32 per share	30,000	9.32
Outstanding at September 30, 2007 and 2006	30,000	9.32
Exercised at price of $9.32 per share	2,500	9.32
Outstanding at September 30, 2008	27,500	$ 9.32

The following table summarizes information about stock options outstanding at September 30, 2008:

Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life
$9.32	27,500	8

At September 30, 2008, 27,500 share were exercisable.

NOTE 11 – RELATED PARTY TRANSACTIONS

Marcar Leasing Corporation ("Marcar") is engaged in leasing machinery and vehicles to the public and the Company. Marcar is owned by family members of the Company's Chairman. The terms of the leases are established based on the rates charged by independent leasing organizations and are believed to be more favorable than those generally available from independent third parties. Leases between the Company and Marcar generally provide for equal monthly payments over either thirty-six months or forty-eight months. During fiscal 2008, 2007 and 2006, the Company made lease payments to Marcar totaling $150, $124 and $121, respectively.

Quarterly Financial Information (Unaudited)

In thousands, except per share amounts

	Quarters ended			
	December 31	March 31	June 30	September 30
2008				
Net Sales	$ 18,323	$ 24,573	$ 23,915	$ 21,532
Production costs	$ 13,949	$ 17,641	$ 19,106	$ 16,495
Production engineering and development	$ 604	$ 647	$ 786	$ 758
Selling, general and administrative	$ 2,498	$ 2,825	$ 3,115	$ 3,077
Income from operations	$ 1,272	$ 3,460	$ 908	$ 1,210
Income from investee	$ 15,624	$ -	$ -	$ -
Net income	$ 13,113	$ 1,320	$ 686	$ 134
Basic earnings per share:				
Net income	$ 1.36	$ 0.14	$ 0.07	$ 0.01
Diluted earnings per share:				
Net income	$ 1.36	$ 0.14	$ 0.07	$ 0.01
2007				
Net Sales	$ 12,370	$ 26,491	$ 21,187	$ 15,238
Production costs	$ 9,337	$ 18,763	$ 15,595	$ 11,741
Production engineering and development	$ 591	$ 630	$ 619	$ 727
Selling, general and administrative	$ 2,668	$ 2,990	$ 2,589	$ 2,703
Income from operations	$ (226)	$ 4,108	$ 2,384	$ 66
Income from investee	$ 3,285	$ 11,887	$ 4,765	$ -
Net income	$ 1,483	$ 10,491	$ 5,663	$ 858
Basic earnings per share:				
Net income	$ 0.15	$ 1.09	$ 0.59	$ 0.09
Diluted earnings per share:				
Net income	$ 0.15	$ 1.08	$ 0.59	$ 0.09

The earnings per share on a year-to-date calculation may not equal the total of the quarterly calculations due to rounding.

SCHEDULE II

Gencor Industries, Inc.

Valuation and Qualifying Accounts

Description	Balance at Beginning of Year		Charges/Credits to Cost and Expenses		Additions/ (Deductions)		Balance at End of Year	
Valuation accounts deducted from assets to which they apply:								
For doubtful accounts receivable:								
September 30, 2008	$	1,685	$	410	$	(168)	$	1,927
September 30, 2007	$	1,440	$	360	$	(115)	$	1,685
September 30, 2006	$	1,159	$	470	$	(189)	$	1,440
For inventory obsolescence:								
September 30, 2008	$	2,659	$	(82)	$	(150)	$	2,427
September 30, 2007	$	3,889	$	(44)	$	(1,186)	$	2,659
September 30, 2006	$	3,874	$	15	$	-	$	3,889

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures are effective.

Because of inherent limitations, our disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of such disclosure controls and procedures are met and no evaluation can provide absolute assurance that all control issues and instances of fraud, if any, within the Company has been detected.

As of the end of the period covered by this Report we conducted an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(b) and 15d-15(b). Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of September 30, 2008.

Management's Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control system is designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. There are inherent limitations in the effectiveness of all internal control systems no matter how well designed. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the preparation and presentation of financial statements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of a change in circumstances or conditions.

In order to ensure that the Company's internal control over financial reporting is effective, management regularly assesses such controls and did so most recently as of September 30, 2008. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes the Company's maintained effective internal control over financial reporting as of September 30, 2008. Moore Stephen Lovelace, P. A., the Company's independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting as of September 30, 2008.

Changes in Internal Control over Financial Reporting

Our management, including the Chief Executive Officer and Chief Financial Officer has reviewed our internal controls over financial reporting. There were no changes in our internal controls over financial reporting during the quarter ended September 30, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 is incorporated herein by reference to the Company's definitive 2009 Proxy Statement for the Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference to the Company's definitive 2009 Proxy Statement for the Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated herein by reference to the Company's definitive 2009 Proxy Statement for the Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference to the Company's definitive 2009 Proxy Statement for the Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 is incorporated herein by reference to the Company's definitive 2009 Proxy Statement for the Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) A listing of financial statements and financial statement schedules filed as part of this Report and which financial statements and schedules are incorporated into this report by reference, is set forth in the "Index to Financial Statements" in Item 8 hereof.

(b) Exhibit Index

EXHIBIT NUMBER	DESCRIPTION	FILED HEREWITH
3.1	Restated Certificate of Incorporation of Company, incorporated by reference to Exhibit 3.1 to Registration No. 33-627	
3.2	Amended and Restated By-Laws of Gencor Industries, Inc.	
3.3	Certificate of Amendment, changing name of Mechtron International Corporation to Gencor Industries, Inc. and adding a "twelfth" article regarding director liability limitation, incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 1987.	
4.1	Form of Common Stock certificate, incorporated by reference to Exhibit 4.1 to Registration No. 33-627.	
4.47	Amended and Restated Senior Secured Credit Agreement, incorporated by reference to the Company's report on Form 10-K filed on December 26, 2002.	
4.48	Security Agreement dated August 1, 2003, incorporated by reference to the Company's report on Form 8-K filed on August 8, 2003.	
4.49	First Amendment to Revolving Credit and Security Agreement, incorporated by reference to the Company's Form 8-K filed on August 3, 2006.	
10.5	Form of Agreement for Nonqualified Stock Options granted in 1986, incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 1986.	
10.11	1997 Stock Option Plan incorporated by reference to Exhibit A to the Company's Proxy Statement on 14A, filed March 3, 1997.	
10.12	First Amendment to the Stock Option Plan Agreement incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.	
10.13	Limited Liability Company Operating Agreement of Carbontronics, LLC, incorporated by reference to the Company's Form 10-Q for the quarter ended December 31, 2005.	

EXHIBIT NUMBER	DESCRIPTION	FILED HEREWITH
10.14	Carbontronics, LLC, Amendment to Operating Agreement incorporated by reference to the Company's Form 10-Q for the quarter ended December 31, 2005.	
10.15	Carbontronics, LLC, Second Amendment to Operating Agreement incorporated by reference to the Company's Form 10-Q for the quarter ended December 31, 2005.	
10.16	Third Amendment to Limited Liability Company Operating Agreement of Carbontronics, LLC, incorporated by reference to the Company's Form 10-Q for the quarter ended December 31, 2005.	
10.17	Purchase and Sale Agreement between Carbontronics Synfuels Investors, L.P. and Carbontronics LLC, incorporated by reference to the Company's Form 10-Q for the quarter ended December 31, 2005.	
10.18	Limited Liability Company Operating Agreement of Carbontronics II, LLC, incorporated by reference to the Company's Form 10-Q for the quarter ended December 31, 2005.	
10.19	Carbontronics II, LLC Unanimous Consent of Members, incorporated by reference to the Company's Form 10-Q for the quarter ended December 31, 2005.	
21.0	Subsidiaries of the Registrant	X
23.1	Independent Auditors' Consent	X
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended	X
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended	X
32.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U. S. C. Section 1350.	X

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 12, 2008

GENCOR INDUSTRIES, INC.
(Registrant)

/s/ E.J. Elliott
E.J. Elliott
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. The signatures of Directors constitute a majority of Directors.

/s/ E.J. Elliott
E.J. Elliott
Chairman and Chief Executive Officer
(Principal Executive Officer)

/s/ Scott W. Runkel
Scott W. Runkel
Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ Marc G. Elliott
Marc G. Elliott
President and Director

/s/ Cort J. Dondero
Cort Dondero
Director

/s/ Randolph H. Fields
Randolph H. Fields
Director

/s/ David A. Air
David A. Air
Director

/s/ Edward A. Moses, Ph.D.
Edward A. Moses
Director

EXHIBITS FILED HEREWITH

Exhibit No.	Description
21.1	Subsidiaries of the Registrant
23.1	Independent Auditor's Consent
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended
32.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U. S. C. Section 1350.

EXHIBIT 21.1

GENCOR INDUSTRIES, INC. AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

All of the operating subsidiaries of Gencor Industries, Inc., a Delaware corporation, listed below are included in the Consolidated Financial Statements:

	State in Which Incorporated	Country in Which Incorporated
General Combustion Corporation	Florida	
General Combustion Limited		England
Bituma-Stor, Inc.	Iowa	
Bituma Corporation	Washington	
Equipment Services Group, Inc.	Florida	
Gencor International Limited		British Virgin Islands

EXHIBIT 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in the Post-Effective Amendment No. 1 to the Registration Statement of Gencor Industries, Inc. on Form S-8 for the registration of 3,556,000 ($.10 par value) shares of its common stock issuable pursuant to its 1992 Stock Option Plan, 1996 Stock Option Agreements and 1997 Stock Option Plan (SEC File Number 333-61769) and in the related prospectus of our report dated December 11, 2008 with respect to the consolidated financial statements of Gencor Industries, Inc. and subsidiaries included in this Annual Report on Form 10-K for the year ended September 30, 2008.

/s/ MOORE STEPHENS LOVELACE, P.A.

MOORE STEPHENS LOVELACE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Orlando, Florida

December 11, 2008

CERTIFICATION

I, Mr. E.J. Elliott, certify that:

1. I have reviewed this annual report on Form 10-K of Gencor Industries, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I, are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15 (f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting, and;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: December 12, 2008

/s/ E.J. Elliott
E.J. Elliott
Chairman and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION .

I, Mr. Scott W. Runkel, certify that:

1. I have reviewed this annual report on Form 10-K of Gencor Industries, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I, are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15 (f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting, and;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: December 12, 2008

/s/ Scott W. Runkel
Scott W. Runkel
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gencor Industries, Inc. (the "Company") on Form 10-K for the fiscal year ending September 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/ E.J. Elliott

E.J. Elliott

Chairman and Chief Executive Officer

December 12, 2008

/s/ Scott W. Runkel

Scott W. Runkel

Chief Financial Officer

December 12, 2008

General Information

Executive Offices

Corporate Offices
Gencor Industries, Inc.
5201 N. Orange Blossom Trail
Orlando, Florida 32810
(407) 290-6000
Fax (407) 578-0577

Independent Accountants

Moore Stephens Lovelace, P.A.
1201 South Orlando Avenue, Suite 400
Winter Park, Florida 32789-7192

Registrar and Transfer Agent

Continental Stock Transfer & Trust Company
17 Battery Place South (8th Floor)
New York, New York 10004

Directors

E.J. Elliott
Chairman of the Board and
Chief Executive Officer

Marc G. Elliott
President

Randolph H. Fields
Attorney, Greenberg Traurig, P.A.

David A. Air
Consultant, Synuthane International, Inc.

Edward A. Moses, Ph.D.
Bank of America Professor of Finance at the
Roy E. Crummer Graduate School of Business
Rollins College

Cort J. Dondero
Founder of Dondero and Associates

Officers

E.J. Elliott
Chairman of the Board and
Chief Executive Officer

Marc G. Elliott
President

Scott W. Runkel
Chief Financial Officer and Treasurer

Dennis B. Hunt
Senior Vice President, Sales and Marketing

Jeanne Lyons
Secretary

Form 10-K Annual Report

Additional copies of the Form 10-K Annual Report filed with the Securities and Exchange Commission for the fiscal year ended September 30, 2008 are available at no charge to shareholders who submit a request in writing to:

Gencor Industries, Inc.
5201 N. Orange Blossom Trail
Orlando, Florida 32810
Attention: Corporate Secretary

Annual Meeting of Shareholders

The 2009 Annual Meeting of Shareholders of Gencor Industries, Inc. will be held at the corporate office on March 6, 2009 at 10:00 a.m. Eastern standard time.

GENCOR®
INDUSTRIES INC.

GENCOR
INDUSTRIES INC.

5201 N. Orange Blossom Trail • Orlando, Florida 32810
T (407) 290-6000 • F (407) 578-0577
www.gencor.com

END